April 20, 2018

Dear Pilgrim`s Pride Corp. Shareowner:

Support Shareowner Proposal #6 Regarding Board Diversity

We urge shareowners to support Proposal #6 filed by Oxfam America at Pilgrim`s Pride’s May 10, 2018 Annual General Meeting. CalPERS is a long-term owner of Pilgrim`s Pride Corp. with approximately 461,000 shares and will be supporting the request that the company adopt a board diversity policy.

CalPERS Governance &Sustainability Principles Advocate for Board Diversity

Consistent with the CalPERS Governance & Sustainability Principles1 we believe the board should facilitate a process that ensures a thorough understanding of the diverse characteristics necessary to effectively oversee management's execution of a long-term business strategy. Specifically, board diversity should be thought of in terms of skill sets, gender, age, nationality, race, sexual orientation, gender identity, and historically under-represented groups. Consideration should go beyond the traditional notion of diversity to include a more broad range of experience, thoughts, perspectives, and competencies to help enable effective board leadership.

Growing Evidence Diversity is Good for Business Performance

The 2015 McKinsey & Co. study, “Why Diversity Matters,” shows that companies in the top quartile for gender diversity and racial and ethnic diversity are respectively 15% and 35% more likely to have financial returns above their respective national industry median, while those in the bottom quartile are less likely to do so.2

Support Board Diversity – Vote “FOR” Proposal #6

We believe the company and its shareowners would benefit from the adoption of a board diversity policy in an effort to improve board quality.  Please vote “FOR” shareowner proposal #6. Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager at INVO_GE_Corporate_Governance_Engagements@calpers.ca.gov or 916-795-0565.

Sincerely,
Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

1 California Public Employees’ Retirement System Governance & Sustainability Principles
https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

2 McKinsey & Company, “Why Diversity Matters,” by Vivian Hunt, Dennis Layton, and Sara Prince, January 2015.
http://www.mckinsey.com/business-functions/organization/our-insights/why-diversity-matters

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.